Filed Pursuant to Rule 424(b)(5)

Registration Nos. 333-72546
333-77569
PROSPECTUS SUPPLEMENT
(To Prospectus dated November 28, 2001)

Merck & Co., Inc.

$350,000,000

2.50% Notes due 2007

          The notes will bear interest at the rate of 2.50% per year. Interest on the notes is payable on March 30 and September 30 of each year, beginning on September 30, 2004. The notes will mature on March 30, 2007. The notes are not redeemable prior to their scheduled maturity. Interest will accrue from February 11, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The underwriters propose to offer the notes from time to time in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriters have agreed to purchase the notes from us at 99.755% of their principal amount, resulting in $349,142,500 in net proceeds to us.

      The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

      We expect that delivery of the notes will be made to investors in book-entry form only through the facilities of the Depository Trust Company on or about February 11, 2004.

Joint Book-Running Managers

Citigroup	Morgan Stanley

February 4, 2004

RECENT DEVELOPMENTS
DESCRIPTION OF THE NOTES
UNDERWRITING
VALIDITY OF THE NOTES
EXPERTS

      No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

Prospectus Supplement

Prospectus

RECENT DEVELOPMENTS

      On January 27, 2004, Merck & Co., Inc. announced its fourth quarter and full year 2003 results. Net income from continuing operations was $6,589.6 million, compared to $6,794.8 million in 2002. Worldwide sales from continuing operations grew 5% to $22.5 billion for the year. Continuing operations exclude only the results of Medco Health Solutions, Inc., which was spun off on August 19, 2003.

      Merck’s net income from continuing operations for the fourth quarter of 2003 was $1,395.2 million, compared to $1,813.8 million for the same period of 2002. Worldwide sales from continuing operations were $5.6 billion for the fourth quarter of 2003, compared to $6.1 billion for the same period of 2002.

      Merck’s new U.S. wholesaler distribution program, launched in the fourth quarter of 2003, reduced full-year 2003 revenues by $700 million to $750 million. The program was implemented to moderate the fluctuations in sales caused by wholesaler investment buying and to improve efficiencies in the distribution of Merck pharmaceutical products.

      Marketing and administrative expenses, which included the impact of $195 million for restructuring costs in the fourth quarter of 2003, increased 17% for the fourth quarter and 13% for the full year of 2003 as compared with the same period of the prior year.

      Merck recently accelerated its efforts to fundamentally lower its cost structure through company-wide initiatives. In October 2003, Merck announced the reduction of 4,400 positions, which is expected to be completed in 2004. Approximately 3,200 positions had been eliminated as of December 31, 2003. Additional restructuring costs for 2004 are expected to be approximately $75 to $125 million. When complete, the cost reductions are expected to generate annual savings of payroll and benefits costs of $250 to $300 million starting in 2005. Merck continues to seek opportunities to improve its business processes and reduce its cost structure.

RATIOS OF EARNINGS TO FIXED CHARGES

      Our consolidated ratios of earnings to fixed charges for the nine months ended September 30, 2003 and for the fiscal years ended December 31, 1998 through 2002 are as follows:

	Years Ended December 31,
Nine Months Ended
September 30, 2003	2002	2001	2000	1999	1998

16	15	13	12	16	24

      For purposes of computing these ratios, earnings consist of income from continuing operations before income taxes, one-third of rents, which is the amount we consider to be representative of the interest factor inherent in rents, interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. Fixed charges consist of one-third of rents, interest expense as reported in our consolidated financial statements and dividends on preferred stock of subsidiary companies.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the 2.50% Notes due 2007 offered hereby supplements the general description of debt securities set forth in the prospectus.

General

      The notes will initially be limited to $350,000,000 aggregate principal amount and will mature on March 30, 2007. The notes are not redeemable prior to their scheduled maturity. The notes will bear interest from February 11, 2004 at the rate per annum shown on the cover page of this prospectus supplement. Interest will be payable on March 30 and September 30 of each year, commencing September 30, 2004, to the person in whose name the notes were registered at the close of business on the preceding March 15 or September 15, as the case may be. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. If any payment date for the notes is not a business day, we will make the payment on the next business day, but we will not be liable for any additional interest as a result of the delay in payment. By business day, we mean any Monday, Tuesday, Wednesday, Thursday or Friday which is not a day when banking institutions in the place of payment are authorized or obligated to be closed. The notes are unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness.

      The full defeasance and covenant defeasance provisions of the indenture described under “Description of Debt Securities We May Offer — Defeasance” in the Prospectus will apply to the notes.

Further Issues

      We may, without the consent of holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes, together with the notes covered in this prospectus supplement, will constitute a single series of notes under the indenture. No additional notes may be issued if an event of default has occurred and is continuing with respect to the notes.

Book-Entry System

      Upon issuance, the notes will be represented by one or more global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, as depository, and registered in the name of a nominee of the depository.

      Ownership of beneficial interests in a global note will be limited to institutions that have accounts with the depository or its nominee or persons that may hold interests through participants. We have been advised by the depository that upon receipt of any payment of principal of, or interest on, a global note, the depository will credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depository. Ownership of beneficial interests by participants in the global note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee. Ownership of beneficial interests in the global note by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in the global note.

      Payment of principal of, and interest on, any global note registered in the name of or held by the depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global note. Payments by participants to owners of beneficial interests in a global note held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the sole responsibility of the participants. None of us, the trustee, the underwriters, nor any agent of ours or the trustee will have any responsibility or liability for any aspects of the depository’s records or any participant’s records relating to, or payments made on account of, beneficial ownership interests in a global note or for maintaining, supervising or reviewing any of the depository’s records or any participant’s records relating to the beneficial ownership interests.

      No global note may be transferred except as a whole by the depository to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository.

      No global note may be exchanged in whole or in part for notes registered, and no transfer of a global note in whole or in part may be registered, in the name of any person other than the depository or any nominee of the depository unless (i) the depository has notified us that it is unwilling or unable to continue as depository for such global note or has ceased to be qualified to act as such as required by the indenture, (ii) there has occurred and is continuing an event of default with respect to the notes or (iii) we determine in our sole discretion at any time that the global note shall be so exchangeable.

      Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for separate notes in registered form of any authorized denomination and of like tenor and aggregate principal amount. These notes shall be registered in the name or names of such person or persons as the depository instructs the trustee. We expect that these instructions would be based upon directions received by the depository from its participants with respect to ownership of beneficial interests in such global note.

      As long as the depository, or its nominee, is the registered holder of a global note, the depository or such nominee, as the case may be, will be considered the sole owner and holder of such global note for all purposes under the notes and the indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a global note will not be entitled to have such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in exchange therefor and will not be considered to be the owners or holders of such global note for any purpose under the notes or the indenture. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.

      The indenture provides that the depository, as a holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver, or other action which a holder is entitled to give or take under the indenture.

      The depository has advised us as follows: the depository is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in these securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depository’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations, some of whom (and/or their representatives) own the depository. Access to depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      The notes have been accepted for clearance through the Euroclear System and Clearstream Banking, société anonyme, Luxembourg.

Same-Day Settlement and Payment

      Settlement for the notes will be made in immediately available funds. So long as the notes are represented by one or more global notes, we will make all payments of principal and interest in immediately available funds.

      So long as the notes are represented by one or more global notes registered in the name of the depository or its nominee and its procedures so permit, the notes will trade in the depository’s Same-Day Funds Settlement System, and secondary market trading activity in the notes will therefore be required by the depository to settle in immediately available funds.

The Paying Agent and Security Registrar

      U.S. Bank Trust National Association is the paying agent and security registrar with respect to the notes.

UNDERWRITING

      The underwriters for this offering named below have entered into a pricing agreement and an underwriting agreement with respect to the notes. Subject to certain conditions in the underwriting agreement, each underwriter named below has agreed to purchase the principal amount of the notes indicated in the following table:

Principal Amount
Underwriters	of Notes

Citigroup Global Markets Inc.	$175,000,000
Morgan Stanley & Co. Incorporated	175,000,000

Total	$350,000,000

      Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as joint bookrunning managers of this offering.

      Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then they are obligated to take and pay for all of the notes.

      The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

      The underwriters propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the notes, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts. The underwriters may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of the notes for whom they may act as agents or to whom they may sell as principal.

      We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

      In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

      Our estimated expenses associated with this offering are approximately $150,000.

      In the ordinary course of their respective business, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

VALIDITY OF THE NOTES

      The validity of the notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has from time to time provided legal services to us.

EXPERTS

      Our consolidated financial statements as of and for each of the years ended December 31, 2001 and 2000, incorporated in the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2001 were so incorporated in reliance on a report by Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting. That report was issued on January 22, 2002 and has not been reissued by Arthur Andersen since that date.

      Arthur Andersen consented to the incorporation by reference of its audit report relating to the 2000 and 2001 financial statements into the registration statement of which the prospectus forms a part. Because our former engagement team leaders have since left Arthur Andersen, Arthur Andersen did not consent to the inclusion of their report in our annual report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this prospectus. Arthur Andersen was convicted on June 15, 2002 of federal obstruction of justice in connection with its actions regarding Enron Corp. and ceased to practice before the SEC as of August 31, 2002. You are unlikely to have any effective remedies against Arthur Andersen in connection with a material misstatement or omission in these 2000 and 2001 financial statements.

      Our consolidated financial statements as of and for the year ended December 31, 2002 incorporated in the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2002 were so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of the firm as experts in auditing and accounting.